April 28, 2010

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE: Post-Effective Amendment No. 55 on Form N-4
RiverSource Variable Account 10 ("Registrant")

RiverSource Retirement Advisor 4 Advantage Variable Annuity
RiverSource Retirement Advisor 4 Select Variable Annuity
RiverSource Retirement Advisor 4 Access Variable Annuity
File Nos. 333-79311/811-07355

Dear Mr. Cowan:

This letter is in response to Staff's additional comment received on or about April 27, 2010 for the above-referenced Post-Effective Amendment ("Template Filing") filed on or about Feb. 5, 2010. Comment and response for the Template Filing is outlined below.

COMMENT: Are there provisions of the expense waiver agreement that would permit any of the amounts waived for the Variable Portfolio fund-of-funds to be recouped?

RESPONSE: No. Any waived fees will not be recouped. A discussion of the fee waiver contractual commitment is disclosed in the Variable Portfolio fund-of-funds prospectus and states that "Any amounts waived will not be reimbursed by the Fund."

In connection with the Post-Effective Amendment listed above, RiverSource Life Insurance Company (the "Company"), on behalf of the Registrant, hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy and accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact me at (612) 671-2237, or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
-------------------------------------
Rodney J. Vessels
Assistant General Counsel